FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                 Form 20 - F   X           Form 40 - F
                             -----                       -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                     No     X
                             -----                   -----


This Form 6-K consists of:

A press release issued by Vasogen Inc. on July 18, 2000, entitled: "Vasogen Adds to Senior Management Team".

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     VASOGEN INC.


                                     By
                                        --------------------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  July 19, 2000

Vasogen Inc.                                       INVESTOR CONTACT

2155 Dunwin Drive                                  Glenn Neumann
Mississauga, ON, Canada L5L 4M1                    Investor Relations
tel: (905) 569-2265   fax: (905) 569-9231          tel: (905) 569-9065
http://www.vasogen.com                             e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                     Vasogen Adds to Senior Management Team


Toronto, Ontario (July 18, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the addition of Clive Ward-Able, MD, to its senior management team as Vice-President, Research and Development. Dr. Ward-Able will hold overall responsibility for directing the Company's research and development program.

Dr. Ward-Able has built a successful international career in the pharmaceutical industry. He most recently held the position of Medical and Healthcare Director for Roche Products, U.K., a division of Roche Pharmaceuticals, where he was responsible for a wide range of activities, including medical affairs, clinical trials management, medical support for strategic marketing and new product introductions. He also held senior management positions at Roche in Basel, Switzerland, including Head of Medical Support for International Strategic Marketing and International Medical Manager, Transplantation and has served as Medical Marketing Director at Roche Canada. Prior to joining Roche, Dr. Ward-Able served as Product Manager for Eli Lilly, Johannesburg, South Africa. Dr. Ward-Able holds a Bachelor degree in Pharmacy from Rhodes University and a Medical degree from the University of Stellenbosch, both located in South Africa.

"Dr. Ward-Able's extensive experience in the area of product development and marketing will be a valuable asset as we advance the commercial development of our products," remarked David Elsley, President and CEO of Vasogen. "In particular, this important addition to our senior management team allows Dr. Tony Bolton, Vasogen's Director of Research, to continue his focus on the basic research that is fundamental to the continued expansion of our product pipeline."


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.